

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Clifton Robbins
Principal Executive Officer
Cohn Robbins Holdings Corp.
1000 N. West Street
Suite 1200
Wilmington, DE 19801

      Re: Cohn Robbins Holdings Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 1, 2022
          File No. 001-39454

Dear Mr. Robbins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: June Dipchand, Esq.